BOFL LETTERHEAD

January 8, 2008

Mark Webb, Esq.

Legal Branch Chief

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Bank of Florida Corporation (“BOFL”)

Dear Mr. Webb:

We are writing in response to your letter to our Chief Executive Officer and President Michael L. McMullan. In that letter you raised ten enumerated comments or questions. We have responded to each of them as follows:

Form 10-K

Risk Factors, page 15

1.	Noting the significant increases in commercial and construction loans from 2005, and the increased risks of these type loans, please consider adding risk factors in future filings.

Response:	As part of its ongoing risk management, BOFL continually evaluates its loan portfolio (and other aspects of its operations) to evaluate the risks associated with it. Each quarter, BOFL considers the continued relevance of its prior risk factors and the potential development of new risk factors. In connection with the preparation of the 2007 Form 10-K, BOFL will review its commercial and construction loan portfolio growth and include a risk factor, if relevant.

2.	Noting the significant increases in mortgage-backed securities, both in the aggregate and as a percentage of your investment portfolio, please consider adding a risk factor in future filings.

Response:	As part of its ongoing risk management, BOFL continually evaluates its securities portfolio (and other aspects of its operations) to evaluate the risks associated with it. Each quarter, BOFL considers the continued relevance of its prior risk factors and the potential development of new risk factors. In connection with the preparation of the 2007 Form 10-K, BOFL will review its securities portfolio and mortgage-backed securities growth and include a risk factor, if relevant.

Mark Webb, Esq.

January 8, 2007

Part II
Market for Registrant’s Common Equity…, page 20

3.	Supplementally provide the staff with the information required by Item 701 of Regulation S-K for the 2,875,000 shares sold in 2006 (as reflected on the Statement of Changes in Stockholders’ equity) unless this information was previously disclosed. If previously disclosed, advise as to when the information was disclosed.

Response:	Please be advised that the 2,875,000 shares issued in 2006 were registered on a Form S-3, filed with the Securities and Exchange Commission on March 3, 2006, as amended on April 24, 2006, and declared effective on May 10, 2006.

Proxy for 2006 Executive Compensation Compensation Committee Process and practices, page 15

4.	With regard to the third paragraph, please include the list of the peer group in future filings.

Response:	In future filings of the Compensation Disclosure and Analysis, BOFL will include the list of its peer group members.

Annual Incentives, page 16

5.	The second full paragraph on page 17 indicates bonuses to other than the Chief Executive averaged 20%-25% of their base salary; however, the amounts under “bonus” in the table on page 22 average between 16.66% and 31.1%. Please advise.

Response:	The 20% to 25% range was intended to include all executive officers of BOFL and its subsidiaries, not just the named executive officers listed in the Summary Compensation Table. In future filings, BOFL will be clearer regarding who is included in the disclosed ranges of bonuses.

2006 Direct Compensation for BOFL’ Chief Executive Officer, page 18

6.	The first paragraph indicates a bonus of $125,000; however, the table on page 22 indicates $85,000. Please advise.

Response:	The bonus amount disclosed on page 18 was paid in January 2007, for performance in 2006. The bonus amount disclosed on page 22 was paid in January 2006 for service in 2005. To avoid this confusion in future filings, we will disclose bonuses paid for service in the relevant year, whether or not they are paid in that December or in the subsequent January.

Mark Webb, Esq.

January 8, 2007

Retirement Benefits, page 19

7.	The staff notes no disclosure relating to the supplemental executive retirement plan referenced in second paragraph of Note 14 to the financial statements. Please advise.

Response:	Details regarding the supplemental retirement plan were omitted from the Proxy Statement since the benefit is subject to cliff vesting, beginning in 2011. As the supplemental executive retirement plan contains an accelerated change in control provision, the information will be included in the 2008 Proxy Statement with an appropriate footnote explaining the cliff vesting.

Certain Relationships…page 32

8.	With regard to the Centuric disclosure, in future filings indicate Mr. Rodriguez’s percentage interest in Centuric as required by Item 404(a) of Regulation S-K.

Response:	Mr. Rodriguez’s percentage ownership in Centuric, LLC was not included as we did not interpret Item 404(a)(2) to require quantitative disclosure of an individual’s ownership of an entity. In future filings, this information will be disclosed.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007 Management’s Discussion and Analysis Analysis of Financial Condition, page 16 General

9.	We note your allowance for loan losses increased approximately $3.6 million, or 43% from the quarter ended March 31, 2007. However, we are unable to locate any discussion and analysis in your filing that adequately explains the increase. Please tell us the primary reasons for the increase. Include the disclosures required by Item IV of Industry Guide III with your explanation (see the following comment).

Response:

Of the total $3.6 million increase, 81% or $2.9 million was directly attributable to the April 2007 acquisition of Old Florida Bankshares, Inc. The relative composition of the allowance did not materially change as a result of the acquisition. Rather, the aggregate size of the allowance and the aggregate size of the loan portfolio both changed as a result of the acquisition. The actual second quarter provision to the allowance was 5% smaller than the provision for the second quarter of 2006 and 8% larger than the provision for the first quarter of 2007. Neither the minor changes in the provision nor the static nature of the composition of the allowance evidence a material trend. Therefore, BOFL does not believe that the inclusion of disclosure of the composition of the allowance for an interim period is contemplated by Item IV of

Industry Guide III or is necessary to prevent the interim period disclosures from being misleading.

Mark Webb, Esq.

January 8, 2007

10.	Please revise your future interim filings to disclose all of the information required by Item IV of industry Guide III. We believe these disclosures should be provided in interim filings to the extent that material changes in the allowance for loan losses have occurred. Refer to General Instruction 3d of the Guide.

Response:	BOFL will continue to disclose all of the information required by Item IV of Guide III to the extent that material changes in the allowance for loan losses have occurred. As stated in response to comment 9 above, BOFL does not believe that it has experienced material changes in the composition of its allowance for loan losses since December 31, 2006.

Finally, BOFL acknowledges, that:

•	BOFL is responsible for the adequacy and accuracy of the disclosure in this letter;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to this letter; and

•	BOFL may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We thank you for your consideration of the foregoing. If you have any additional questions or comments, please call me at (239) 254-2100.

Sincerely,

/s/ Tracy L. Keegan
Tracy L. Keegan
Chief Financial Officer and Executive Vice President